Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-1159 E-mail: allen.zhang@pansoft.com	Investor Contact: CCG Investor Relations Mr. John Harmon, CFA, Sr. Account Manager Phone: +86-10-6561-6886 Ext. 807 (Beijing) E-mail: john.harmon@ccgir.com

For immediate release:

Pansoft to Hold Annual General Meeting of Stockholders

JINAN, China, May 20, 2011 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that the Company will hold its annual general meeting of stockholders (the “Meeting”) on Thursday, June 30, 2011 at 8:00 a.m. Eastern Daylight Time (EDT), by web conference.

The date, time and website of the Meeting are as follows:

Date:	Thursday, June 30, 2011
Time:	8:00 am EDT
Meeting website:	www.pansoft.com

The Meeting is being held for the purposes below, and additional details are available on the Notice of Annual Meeting, which will be filed with the SEC and also available on Pansoft’s corporate website by June 10, 2011.

1.	To re-elect Mr. Hugh Wang and Mr. Guoqiang Lin as Class III directors of the Board serving for a term of three years expiring on June 30, 2014;

2.	To approve the amendment of the 2008 Stock Incentive Plan of the Company (the “Plan”);

3.	To approve the approximate 50% increase of the option pool;

4.	To appoint Crowe Horwath (HK) CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2012; and

5.	To transact such other business as may properly come before the annual general meeting and any adjournment thereof.

The Board of Directors has declared the close of business on May 20, 2011 as the record date for determining the stockholders entitled to notice of and to vote at the Meeting and any adjournment thereof.  Proxy statements will be available at the Company’s principal executive offices located at the following address for five days prior to the Meeting:

3/F Qilu Software Park Building
Jinan Hi-Tech District, Jinan, Shandong Province
People’s Republic of China, 250101

Pansoft’s executives will provide an investor presentation to discuss the Company’s growth strategy, business outlook and financial performance. The Company’s management and Board members will answer questions from analysts and investors at the Meeting. We look forward to speaking with stakeholders at the Meeting.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP“) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s ability to expand its service offerings and maintain leadership as a provider of ERP software and services for the oil and gas industry in China.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

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